March 30, 2010

Mr. Jeffrey P. Riedler

Assistant Director

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Dear Mr. Riedler:

I am writing in response to your letter dated as of March 25, 2010 (the “Staff Letter”) regarding the March 18, 2010 preliminary proxy statement (the “Preliminary Proxy Statement”) of Montpelier Re Holdings Ltd. (the “Company”).  In that letter, you asked that we “unbundle” in our proxy card the three provisions of Proposal 3, as contained within the Preliminary Proxy Statement, to ensure that each item could be voted upon separately by shareholders, pursuant to Rule 14a-4(a)(3) of the Securities Exchange Act of 1934, as amended.

We have accepted your comments in full, by editing our proxy card to allow for separate votes on each of the three provisions contained in Proposal 3.  In addition, we have made revisions to the proxy statement, so that the three provisions of Proposal 3 are now presented as separate matters to be voted on by our shareholders.  These provisions are now labeled as Proposals 3A, 3B and 3C.

Attached to this letter, please find copies of the pages of the Preliminary Proxy Statement that we have revised, in addition to a copy of the revised proxy card.  To facilitate your review, we have included these pages marked against the Preliminary Proxy Statement.

In addition, pursuant to the Staff Letter, on behalf of the Company, I hereby affirm the following:

1) The Company is responsible for the adequacy and accuracy of the disclosure in the filing attached hereto;

2) Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

3) The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Untied States.

Please contact me directly should you have any questions.

Best Regards,

/s/ Michael S. Paquette
Executive Vice President and Chief Financial Officer
Montpelier Re Holdings Ltd.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(RULE 14a-101) INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 (Amendment No. )

Filed by the Registrant ☒

Filed by a Party other than the Registrant ☐

Check the appropriate box:
~~☒~~☐	Preliminary Proxy Statement
☐	Confidential, For Use of the Commission Only (as permitted by Rule 14a-6 (e)(2))
~~☐~~☒	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material Pursuant to §240.14a-12

Montpelier Re Holdings Ltd.
(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):
☒	No fee required.
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Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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MONTPELIER RE HOLDINGS LTD.

Montpelier House, 94 Pitts Bay Road, Pembroke HM 08, Bermuda

NOTICE OF 2010 ANNUAL GENERAL MEETING OF MEMBERS (herein referred to as “Shareholders”)

To Be Held on May 19, 2010 at 10:30 a.m. Atlantic Daylight Time

To Our Shareholders:

The 2010 Annual General Meeting of Shareholders (the “2010 Annual Meeting”) of Montpelier Re Holdings Ltd. (the “Company”) will be held at the Company’s Principal Executive Offices at Montpelier House, 94 Pitts Bay Road, Pembroke HM 08, Bermuda on May 19, 2010, at 10:30 a.m. Atlantic Daylight Time. At this meeting you will be asked to consider and vote on the following proposals:

1)              To fix the number of directors of the Company at twelve and to elect one Class A director and four Class B directors to the Company’s Board of Directors (the “Board”) for terms expiring in 2012 and 2013, respectively,

2)              To elect the designated company directors of Montpelier Reinsurance Ltd., a wholly-owned reinsurance company organized under the laws of Bermuda,

3)              To approve three ~~adoption of~~proposals amending and restating the Company’s Amended and Restated Bye-Laws, each of which, if adopted, would go into effect from the conclusion of the 2010 Annual Meeting, and

4)              To appoint PricewaterhouseCoopers LLP, an independent registered public accounting firm (“PricewaterhouseCoopers”), as the Company’s independent auditor for 2010 and to authorize the Board, acting by the Company’s Audit Committee, to set their remuneration.

In addition, we will consider any other business as may properly come before the 2010 Annual Meeting and any adjournments thereof.

The Company’s audited financial statements as of and for the year ended December 31, 2009, as approved by the Board, will be presented at the 2010 Annual Meeting, pursuant to the provisions of the Bermuda Companies Act 1981 and the Company’s Bye Laws.

The close of business on March 31, 2010 has been fixed as the record date for determining the Shareholders entitled to notice of and to vote at the 2010 Annual Meeting or any adjournments thereof. For a period of at least ten days prior to the 2010 Annual Meeting, a complete list of Shareholders entitled to vote at the 2010 Annual Meeting will be open for examination by any Shareholder during ordinary business hours at the offices of the Company at Montpelier House, 94 Pitts Bay Road, Pembroke HM 08, Bermuda. This Proxy Statement, the Notice of the 2010 Annual General Meeting of Shareholders and the accompanying form of proxy are being first mailed to Shareholders on or about April ~~12~~9, 2010.

The Company’s Proxy Statement and Annual Report are also available at https://materials.proxyvote.com/G62185.

Shareholders are urged to complete, date, sign and return the enclosed proxy card to Montpelier Re Holdings Ltd. in the accompanying envelope, which does not require postage if mailed in the United States. Signing and returning a proxy card will not prohibit you from attending the 2010 Annual Meeting. Please note that the person designated as your proxy need not be a Shareholder. Persons who hold their shares in a brokerage account or through a nominee will likely have the added flexibility of directing the voting of their shares by telephone or over the internet.

By Order of the Board,

JONATHAN B. KIM
Secretary
Pembroke, Bermuda
~~April 2~~March 31, 2010

NOTICE OF 2010 ANNUAL GENERAL MEETING OF SHAREHOLDERS	Cover

PROXY STATEMENT	3

PROPOSAL 1 - APPROVAL OF A TWELVE MEMBER BOARD AND ELECTION OF DIRECTORS	5

DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE	5
Directors and Director Nominees	5
Executive Officers	8
Corporate Governance and Related Matters	9
Code of Conduct and Ethics	9
The Board and Committees	9
Audit Committee Report	12

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	13
Security Ownership of Certain Beneficial Owners	13
Security Ownership of Management	14

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	15

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE	16

EXECUTIVE COMPENSATION	16
Director Compensation	16
Executive Officer Compensation	17
Compensation and Nominating Committee Report	23

PROPOSAL 2 - ELECTION OF DESIGNATED COMPANY DIRECTORS OF MONTPELIER RE	32

PROPOSAL ~~3~~S 3A, 3B, 3C - ADOPTION OF AMENDED AND RESTATED BYE-LAWS	32

PROPOSAL 4 - APPOINTMENT OF INDEPENDENT AUDITOR	34

OTHER MATTERS	35

2010 SHAREHOLDER PROPOSALS	36

CATEGORICAL STANDARDS FOR DIRECTOR INDEPENDENCE	Appendix A

AMENDED AND RESTATED BYE-LAWS	Appendix B

The Company was incorporated as an exempted Bermuda limited liability company under the laws of Bermuda in November 2001. Through its subsidiaries located in Bermuda, the United States (the “U.S.”), the United Kingdom (the “U.K.”) and Switzerland, the Company provides customized and innovative insurance and reinsurance solutions to the global market.

Montpelier Reinsurance Ltd. (“Montpelier Re”), our principal wholly-owned operating subsidiary based in Pembroke, Bermuda, is registered as a Bermuda Class 4 insurer. Montpelier Re seeks to identify and underwrite attractive insurance and reinsurance opportunities by utilizing proprietary risk pricing and capital allocation models and catastrophe modeling tools.

Montpelier Syndicate 5151 (“Syndicate 5151”), our wholly-owned Lloyd’s of London syndicate based in London, underwrites primarily short-tail lines, mainly property insurance and reinsurance, engineering, marine hull, cargo and specie and a limited amount of specialty casualty classes sourced from the London, U.S. and European markets. Montpelier Capital Limited, our wholly-owned subsidiary based in London, serves as Syndicate 5151’s sole corporate member. Montpelier Underwriting Agencies Limited (“MUAL”), our wholly-owned Lloyd’s Managing Agent based in London, manages Syndicate 5151. Montpelier Underwriting Services Limited (“MUSL”), our wholly-owned subsidiary based in London provides support services to Syndicate 5151 and MUAL.

Montpelier Underwriting Inc. (“MUI”), Montpelier Europa AG (“MEAG”) and Paladin Underwriting Agency Limited (“PUAL”), our wholly-owned Lloyd’s Coverholders, are authorized to enter into contracts of insurance and reinsurance and/or issue documentation on our behalf. MUI, based in Hartford, CT, underwrites insurance and reinsurance business on behalf of Syndicate 5151 through managing general agents and intermediaries with a focus on treaty business. MEAG, based in Zug, Switzerland, focuses on insurance and reinsurance markets in Continental Europe and the Middle East on behalf of Syndicate 5151 and Montpelier Re. PUAL, based in London, underwrites primarily short-tailed lines on behalf of both Syndicate 5151 and third parties, with a focus on specialist contractors, recycling and crime classes of business.

Montpelier U.S. Insurance Company (“MUSIC”), our wholly-owned admitted insurer based in Scottsdale, AZ, is authorized as an excess and surplus lines insurer in 48 states and Washington D.C. MUSIC underwrites smaller commercial property and casualty risks that do not conform to standard insurance lines.

Montpelier Technical Resources Ltd. (“MTR”), our wholly-owned subsidiary based in Woburn, MA and Hanover, NH, provides accounting, finance, risk management, information technology, internal audit, human resources and advisory services to the Company and many of its subsidiaries.

MONTPELIER RE HOLDINGS LTD.

Montpelier House, 94 Pitts Bay Road, Pembroke HM 08, Bermuda

PROXY STATEMENT

2010 Annual General Meeting of Shareholders

May 19, 2010

General Information

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board to be voted at the 2010 Annual Meeting to be held at the Company’s Principal Executive Offices at Montpelier House, 94 Pitts Bay Road, Pembroke HM 08, Bermuda on May 19, 2010 at 10:30 a.m. Atlantic Daylight Time, or any postponement or adjournment thereof. This Proxy Statement, the Notice of 2010 Annual General Meeting of Shareholders and the accompanying form of proxy are being first mailed to Shareholders on or about April ~~12~~9, 2010.

As of March 31, 2010, the record date for the determination of persons entitled to receive notice of, and to vote at, the 2010 Annual Meeting, there were ~~[~~71,082,196~~]~~ common shares of the Company, par value U.S. 1/6 cent per share (“Common Shares”), outstanding. Common Shares are our only class of equity securities outstanding and entitled to vote at the 2010 Annual Meeting. Common Shares are quoted on the New York Stock Exchange, Inc. (the “NYSE”) under the ticker symbol MRH.

Holders of Common Shares are entitled to one vote on each matter to be voted upon by the Shareholders at the 2010 Annual Meeting for each share held. Pursuant to Bye-Law 51 of our Bye-Laws, if, and so long as, the “controlled shares” (as defined below) of any person would otherwise represent more than 9.5% of the voting power of all of the Common Shares entitled to vote generally at an election of directors, then the votes conferred by the controlled shares owned by such person shall be reduced by whatever amount is necessary so that after any such reduction such votes shall constitute no more than 9.5% of the total voting power of all the Common Shares entitled to vote generally at any election of directors as set forth in our Bye-Laws. In addition, our Board may adjust a Shareholder’s voting rights to the extent that it reasonably determines in good faith that it is necessary to do so to avoid adverse U.S. tax consequences or materially adverse legal or regulatory treatment to the Company or any subsidiary of the Company or to any Shareholder or affiliate controlled by such Shareholder. “Controlled shares” shall include, among other things, all Common Shares that a person is deemed to beneficially own directly, indirectly or constructively (within the meaning of Section 958 of the U.S. Internal Revenue Code).

In order to determine the number of controlled shares owned by each Shareholder, we are authorized to require any Shareholder to provide information as to that Shareholder’s beneficial share ownership, the names of persons having beneficial ownership of the Shareholder’s Common Shares, relationships with other Shareholders or any other facts the directors may deem relevant to a determination of the number of Common Shares attributable to any person. We may, in our reasonable discretion, disregard the votes attached to Common Shares of any holder failing to respond to such a request or submitting incomplete or inaccurate information.

The presence of two or more persons present in person and representing in person or by proxy in excess of 50% of the total combined voting power (that is, the number of maximum possible votes entitled to attend and vote at a general meeting, after giving effect to Bye-law 51) of all of the issued and outstanding Common Shares throughout the meeting shall form a quorum for the transaction of business at the 2010 Annual Meeting.

At the 2010 Annual Meeting, Shareholders will also receive the report of our independent registered public accounting firm and may be asked to consider and take action with respect to such other matters as may properly come before the 2010 Annual Meeting.

Except as described below, each of the Shareholder proposals presented herein will be decided by the affirmative vote of a majority of the voting rights attached to the Common Shares voted at the 2010 Annual Meeting, subject to Bye-law 51, provided a quorum is present. ~~If~~However, Proposal 3 ~~- Adoption of the Amended and Restated Bye-Laws receives~~C: “Reduction in Subsidiary Board Elections,” requires approval by the affirmative vote of at least two-thirds of the total number of ~~shares~~Common Shares entitled to vote at the 2010 Annual Meeting~~, the Amended Bye-Laws will be adopted in their entirety. If Proposal 3 does not receive the affirmative vote of at least two-thirds of the total number of shares entitled to vote at the 2010 Annual Meeting, but receives the affirmative vote of a majority of the votes cast, the Amended Bye-Laws will be adopted without giving effect to the third provision of Proposal 3, “Reduction in Subsidiary Board Elections,” as described on page 33. See “Proposal 3~~. See “Proposals 3A, 3B, 3C - Adoption of the Amended and Restated Bye-Laws.” The Company intends to conduct all voting at the 2010 Annual Meeting by poll to be requested by the Chairman of the meeting, in accordance with the Company’s Bye-Laws.

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on May 19, 2010. The Proxy Statement and Annual Report are available at https://materials.proxyvote.com/G62185.

Christopher L. Harris. Mr. Harris currently serves as President and CEO of the Company. He was promoted to President on January 1, 2008 and became CEO on July 1, 2008. He originally joined the Company in 2002 as Chief Actuary and Senior Vice President (“SVP”) and was later named Chief Risk Officer in 2005 and Chief Underwriting and Risk Officer in 2006. Prior to joining the Company, from 2001 to 2002, Mr. Harris was employed by Allianz Risk Transfer, where he was Chief Actuary, North America. Prior to his employment with Allianz, Mr. Harris ran the actuarial consulting practice for KPMG Bermuda from 1998 to 2001. Mr. Harris is a Fellow of the Casualty Actuarial Society, a Chartered Property and Casualty Underwriter and a Chartered Financial Analyst. He has extensive experience in the global insurance and reinsurance industries, particularly in the areas of underwriting, loss adjustments, aggregate management and strategic and operational management.

Executive Officers

(as of March 31, 2010)

Name	Age	Principal Position	Executive Officer Since
Christopher L. Harris (1) (2)	40	President and CEO	2006
Michael S. Paquette (3)	46	CFO and EVP	2007
Thomas G.S. Busher (1) (4)	54	Deputy Chairman, COO and EVP	2001
Stanley J. Kott (5)	61	CEO of Montpelier US	2008
William Pollett (6)	42	Treasurer and SVP	2007
Jonathan B. Kim (7)	44	General Counsel, Secretary and SVP	2004

(1)	See the biographies of Messrs. Harris and Busher under “Proposal 1 — Approval of a Twelve Member Board and Election of Directors.”

(2)	Mr. Harris also serves as Director, CEO and President of Montpelier Re. He also serves as a director of MUI, MUSIC, MUAL and MTR.

(3)	Mr. Paquette also serves as Finance Director of MUA and President of MTR. He is a director of MUA and MUI and is Chairman of MTR.

(4)	Mr. Busher also serves as Deputy Chairman, COO and EVP of Montpelier Re and is a director of MUSL and PUAL. He also serves as Chairman of MUA, and MEAG.

(5)	Mr. Kott also serves as a director of MUA, MTR, MUI and MUSIC.

(6)	Mr. Pollett also serves as Treasurer and SVP of Montpelier Re.

(7)	Mr. Kim also serves as Secretary of MUI and MTR.

Michael S. Paquette. Mr. Paquette currently serves as CFO and EVP of the Company, a position he has held since May 1, 2008. Prior to joining the Company in May 2007, as Controller and SVP, he spent eighteen years with White Mountains in various capacities, including Controller and SVP, and four years with KPMG as an auditor. Mr. Paquette assisted White Mountains in establishing the Company in 2001. Mr. Paquette is a Certified Public Accountant (“CPA”), a Certified Management Accountant (“CMA”) and a Certified Financial Manager (“CFM”).

Stanley J. Kott. Mr. Kott currently serves as CEO of MUI and MUSIC (collectively referred to as “Montpelier US”). Prior to joining the Company in May 2007, Mr. Kott spent eight years as CEO and Director of Wellington Underwriting Inc., Wellington Underwriting Holdings Ltd. and Wellington Specialty Insurance Company. Mr. Kott is a member of the Board of Trustees of Wells College, where he is currently Chair of the Finance Committee; a member of the Board of Trustees at Cayuga Community College; and a Board member of the CCC Foundation; the Owasco Lake Watershed Association and President of the Fleming Improvement Foundation.

William Pollett. Mr. Pollett currently serves as Treasurer and SVP of the Company. Prior to joining the Company in 2006, he spent five years with ACE Group, initially as CFO of ACE Tempest Re and then as Senior Financial Analyst and SVP at ACE Limited. Prior to the ACE Group, Mr. Pollett was employed by the OIL Group of Companies for seven years in various capacities, including Treasurer and Vice President of its investment companies. Mr. Pollett is a Chartered Financial Analyst (CFA) and a Chartered Accountant (ACA).

Shareholder recommendations of director nominees for future Annual General Meetings of Shareholders to be included in the Company’s proxy materials will be considered only if received no later than the one hundred twentieth calendar day before the first anniversary of the date of the Company’s Proxy Statement in connection with the previous year’s annual meeting. For Shareholder proposals to be included in the Proxy Statement relating to the 2011 Annual General Meeting of Shareholders, see “2011 Shareholder Proposals” on page 36. Under the regulations of the SEC, the Company is not required to include certain Shareholder (including director nominee) proposals in its proxy materials. Accordingly, the Company does not waive its right to exclude Shareholder proposals from its Proxy Statement. Upon receipt of any such proposal, the Company will determine whether or not to include such proposal in the Proxy Statement and proxy in accordance with applicable rules and regulations promulgated by the SEC.

In order for a Shareholder to nominate a candidate for director at a meeting of Shareholders without inclusion of such director nominee in the Company’s Proxy Statement, timely written notice of the nomination should be received by the Company in advance of the meeting. It is currently the Board’s policy that notice of a proposed nomination should be received by the Company at least forty-five calendar days prior to the first anniversary of the date of the Company’s Proxy Statement in connection with the previous year’s annual meeting. However, this policy will be superseded and replaced by the Bye-Law described in the first provision of Proposal 3A, “Advance Notice,” should Proposal 3A be adopted. See “Proposal ~~3~~3A, 3B, 3C - Adoption of Amended and Restated Bye-Laws.”

Shareholder Communications

Shareholders, as well as any interested parties, may communicate directly with the Board or any one or more individual directors by mail, c/o Company Secretary, Montpelier Re Holdings Ltd., Montpelier House, 94 Pitts Bay Road, Pembroke HM 08, Bermuda or by fax at 441-296-5551. All communications will be compiled and summarized by the Secretary of the Company. For communications addressed to a specific director, that director will receive such summary. The Chairman of the Board will receive the summary for all communications that are not addressed to a particular director. All routine inquiries and information requests will be handled in the first instance by the Company’s Secretary. All other correspondence will be evaluated by the Company’s Secretary, who will forward a particular communication to the appropriate Board or Board Committee member(s) upon determining that it is made for a valid purpose and is relevant to the Company and its business. At each regularly-scheduled meeting of the Board, the Company’s Secretary shall present a summary of all communications received since the last meeting that were not forwarded and upon request shall make such communications available to any or all of the directors.

Audit Committee Report

This report is being furnished by the Audit Committee of the Board with respect to the Company’s consolidated financial statements for the year ended December 31, 2009.

The Audit Committee has established a charter which outlines its primary duties and responsibilities. The Audit Committee Charter, which has been approved by the Board, is reviewed at least annually and is updated as necessary. This document is available on the Company’s web site at (www.montpelierre.bm > Corporate Governance > Committees > Audit Committee Charter).

Company management is responsible for the preparation and presentation of complete and accurate consolidated financial statements. PricewaterhouseCoopers, our independent registered public accounting firm, is responsible for performing an integrated audit of the Company’s consolidated financial statements and its internal control over financial reporting in accordance with Public Company Accounting Oversight Board standards and for issuing a report based on its audit.

In performing its oversight role in connection with the audit of the Company’s consolidated financial statements for the year ended December 31, 2009, the Audit Committee has: (1) reviewed and discussed the audited consolidated financial statements with management; (2) reviewed and discussed with PricewaterhouseCoopers the matters required to be discussed by Statement on Auditing Standards No. 61, as amended; and (3) received and discussed the written disclosures and the letter from PricewaterhouseCoopers required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant’s communications with the Audit Committee concerning independence. Based on these reviews and discussions, the Audit Committee has determined PricewaterhouseCoopers to be independent and has recommended to the Board that the audited consolidated financial statements be included in the 2009 Annual Report on Form 10-K (the “2009 10-K”) for filing with the SEC and for presentation to Shareholders at the 2010 Annual Meeting.

Allan W. Fulkerson (Chair)	~~Ap~~Mar~~il 2~~ch 31,
2010
John D. Collins
Clement S. Dwyer, Jr.
Ian M. Winchester

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners

The following table sets forth information, as of March 31, 2010 unless otherwise noted, with respect to the ownership of Common Shares by each person known by us to beneficially own 5% or more of our outstanding Common Shares.

Name and Address of Beneficial Owner	Number of Common Shares Owned (1)	Percentage of Common Shares Outstanding (1)

FMR LLC. (2)	7,992,678	11.2%
82 Devonshire Street
Boston, MA 02109

Mackenzie Financial Corporation (3)	7,037,098	9.9%
180 Queen Street West
Toronto, Canada M5V 3K1

Third Avenue Management LLC (4)	4,924,355	6.9%
622 Avenue, 32nd Floor
New York, NY 10017

BlackRock, Inc. (formerly Barclays Global) (5)	4,554,771	6.4%
40 East 52nd Street
New York, NY 10022

LSV Asset Management (6)	3,946,901	5.6%
1 N. Wacker Drive, Suite 4000
Chicago, IL 60606

(1)   Based on ~~[~~71,082,196~~]~~ Common Shares outstanding as of March 31, 2010. Beneficial ownership is determined in accordance with Rule 13d-3(d)(1) of the 1934 Act, meaning that Restricted Share Units (“RSUs”) vesting within sixty days of such date are deemed to be Common Shares outstanding for computing the percentage held by each person or entity listed, but are not deemed outstanding for computing the percentage held by any other person or entity.

(2)   Information based on a Schedule 13G/A, as of December 31, 2009, filed with the SEC jointly by FMR Corp. and Edward C. Johnson, III on February 16, 2010. As described within that filing, FMR LLC. acquired these Common Shares for investment purposes on behalf of client investment advisory accounts.

(3)   Information based on letter sent to the Financial Services Authority from Mackenzie Cundill Investment Management Ltd. dated March 2, 2010.

(4)   Information based on a Schedule 13G, as of December 31, 2009, filed with the SEC by Third Avenue Management (“Third Avenue”) on February 16, 2010. As described within that filing, Third Avenue acquired these Common Shares for investment purposes on behalf of client investment advisory accounts.

(5)   Information based on a Schedule 13G, as of December 31, 2009, filed with the SEC by BlackRock, Inc. on January 29, 2010.

(6)   Information based on a Form 13-F, as of December 31, 2009, filed with the SEC by LSV Asset Management on February 16, 2010.

Security Ownership of Management

The following table sets forth information, as of March 31, 2010, with respect to the beneficial ownership of Common Shares by each of our directors, certain of our executive officers and by all of our directors and executive officers as a group. None of the Common Shares shown as beneficially owned by our directors and executive officers are known to have been pledged as security.

Name of Beneficial Owner (1)	Number of Common Shares Owned	Percentage of Common Shares Outstanding (2)

Thomas G.S. Busher	277,081	*
John D. Collins	5,959	*
Morgan W. Davis	35,840	*
Clement S. Dwyer, Jr.	8,500	*
Allan W. Fulkerson	10,449	*
Christopher L. Harris	134,231	*
J. Roderick Heller III	8,500	*
Stanley J. Kott	58,735	*
Michael S. Paquette	42,867	*
John F. Shettle, Jr.	7,965	*
Candace L. Straight	7,340	*
Anthony Taylor	1,194,537	1.7%
Ian M. Winchester	28,500	*

All directors and executive officers as a group (15 persons)	1,885,556	2.7%

*	Represents less than 1.0% of our outstanding Common Shares.

(1)	The address of each of the beneficial owners identified is Montpelier House, 94 Pitts Bay Road, Pembroke HM 08, Bermuda.

(2)

Based on ~~[~~71,082,196~~]~~ Common Shares outstanding as of March 31, 2010. Beneficial ownership is determined in accordance with Rule 13d-3(d)(1) of the 1934 Act, meaning that RSUs vesting within sixty days of such date are deemed to be Common Shares outstanding for computing the percentage held by each person or entity listed, but are not deemed outstanding for computing the percentage held by any other person or entity. The Common Shares shown as beneficially owned by Messrs. Collins, Davis, Dwyer, Fulkerson, Heller, Shettle and Winchester and Ms. Straight each include 1,250 RSUs that vest in May 2010. The Common Shares shown as beneficially owned by Mr. Paquette include 6,000 RSUs that vest in May 2010.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

All relationships and transactions between the Company and any of our directors, executive officers or their immediate family members are reviewed to determine whether such persons have a direct or indirect material interest. Responsibility for the development and implementation of processes and controls to obtain information from our directors and executive officers with respect to related person transactions and for the determination, based on facts and circumstances, as to whether the Company or a related person has a direct or indirect material interest lies primarily with our legal department. The Company has a written related person transaction policy. This document is available on the Company’s web site at (www.montpelierre.bm > Corporate Governance > Governance Documents > Related Person Transaction Policy).

As required under SEC rules, transactions that are determined to be directly or indirectly material to the Company or a related person are disclosed in the Company’s Proxy Statement.  In addition, our Audit Committee reviews and approves or ratifies any related person transaction that must be disclosed.  In the course of its review, our Audit Committee considers:

•      the nature of the related person’s interest in the transaction;

•      the material terms of the transaction, including, without limitation, the amount and type of the transaction;

•      whether the transaction would impair the judgment of a director or executive officer in acting in the best interests of the Company;

•      the importance of the transaction to the related person; and

•      any other matters the Committee deems appropriate.

Any member of the Audit Committee who is a related person with respect to a transaction under review may not participate in the deliberations or any vote respecting approval or ratification of the transaction; provided, however, that such director may be counted in determining the presence of a quorum at a meeting of the committee that considers the transaction.

We have entered into transactions with parties that are related to the Company. We believe that each of these transactions,  as described below, was made on terms no less favorable to us than we could have obtained from unrelated parties.

On April 1, 2008, the Company entered into a Letter Agreement with Kernan V. Oberting, the Company’s former CFO, setting forth the terms of his departure as a full-time employee, effective May 1, 2008, in order to establish an investment advisory company, KVO Capital Management, LLC (“KVO”). Among other things, the Letter Agreement provided that Mr. Oberting continues to vest in all in force awards previously granted to him under the Company’s Long-Term Incentive Plan (the “LTIP”) prior to 2008 and entitled him to receive a pro-rated annual bonus with respect to 2008. The Letter Agreement also provided for the Company to enter into a Consulting Agreement with Mr. Oberting and KVO and an Investment Management Agreement with KVO (the “Consulting Agreement” and “IMA”, respectively).

Pursuant to the Consulting Agreement, KVO provides capital management and consulting services to the Company and, pursuant to the IMA, KVO will provide the Company with discretionary investment management services, in each case for an initial term beginning May 1, 2008 and ending December 31, 2010, subject to renewal for additional successive one-year periods.

Pursuant to the Consulting Agreement, the Company pays KVO a monthly consulting fee equal to 0.0025% of the Company’s consolidated total assets at the end of each month. In addition, if certain performance criteria with respect to the Company’s consolidated investment portfolio are satisfied, the Company will pay KVO a one-time fee of $250,000 after the end of its initial term ending in 2010. As of December 31, 2009, KVO had not met the performance criteria.

Pursuant to the IMA, KVO is entitled to receive a monthly management fee equal to 0.0833% of the net asset value of the Company’s investment account, which initially consisted of cash and securities in an aggregate amount equal to $100.0 million (the “Investment Account”). As of December 31, 2009, the value of the Investment Account, net of IMA fees paid and accrued to date, totaled $165.0 million.

For 2009 and 2008, Montpelier paid KVO an aggregate of $2.0 million and $1.0 million, respectively, for services provided under the Consulting Agreement and the IMA. At December 31, 2009 and 2008, Montpelier owed KVO an additional $0.2 million and $0.1 million for such services provided, respectively.

Also pursuant to the IMA, KVO is entitled to an annual incentive fee equal to 15% of the Net Profits of the Investment Account (as defined in the Consulting Agreement). With respect to the initial incentive fee period from May 1, 2008 to December 31, 2009, KVO earned an incentive fee of $9.7 million which was paid in January 2010.

Wilbur L. Ross, Jr., a former Director of the Company, is Chairman and CEO of WL Ross & Co. LLC. Investment funds managed by WL Ross & Co. LLC collectively owned 8.6% of the Company’s Common Shares outstanding at December 31, 2009.

On February 26, 2010, the Company purchased the entirety of the 6,897,802 Common Shares previously owned by Wilbur L. Ross, Jr. and investment funds managed by WL Ross & Co. LLC at a price of $19.00 per share in a private transaction. The Common Shares acquired by the Company represented 8.9% of its ~~c~~Common ~~s~~Shares outstanding immediately prior to the transaction.  Pursuant to the transaction, Mr. Ross resigned from the Board on March 1, 2010.

Mr. Ross is also a former director of Blue Ocean Re Holdings Ltd. (“Blue Ocean”), a former subsidiary of the Company and the

Under our new arrangements with Mr. Taylor, he is entitled to director fees in the form of a set annual retainer of $250,000 reflecting his anticipated increased focus on board-related matters relative to our other non-executive directors and benefits in the form of paid airfare to and from Bermuda for board meetings. Unlike our other non-executive directors, he will not receive any meeting fees or other cash compensation beyond his annual retainer. Subject to his continued service on our Board, Mr. Taylor will also continue to vest in all outstanding awards previously granted to him under the LTIP.

Compliance with Internal Revenue Code Section 162(m)

Section 162(m) of the U.S. Internal Revenue Code generally disallows a tax deduction for compensation in excess of $1.0 million paid to a company’s named executive officers (other than one serving as the CFO). As an exempted Bermuda limited liability company, none of the Company’s incentive compensation plans specifically address Section 162(m) since, historically, the Company has not attempted to take a U.S. income tax deduction for the compensation paid to any of its Named Executive Officers. However, as a result of the establishment of our U.S. operations beginning in 2007, such operations are now subject to U.S. income taxes and are therefore potentially subject to the limitation on deductions under Section 162(m). We believe that the value of any lost deductions is currently insignificant, but we are continuing to review the desirability of bringing such plans into compliance with Section 162(m) for the purpose of future awards.

Role of Executive Officers in Executive Compensation and CEO Compensation

The combination of components and levels of compensation for each of our Named Executive Officers are set by the CN Committee in consultation with our CEO (except in his own case) by reference to their individual circumstances, and are approved by the Board. The CN Committee reviews all of our compensation policies at least annually and also reviews all elements of remuneration for our Named Executive Officers.

As CEO, Mr. Harris makes recommendations to our CN Committee on all aspects of the compensation of our Named Executive Officers, including recommending general plan structures and performance measures and any amendments thereto.

The recommended compensation for Mr. Harris is not discussed or reviewed with him prior to CN Committee review and he is not present while his compensation is being discussed.

The Company’s General Counsel and Secretary, Jonathan Kim, acts as Secretary for the CN Committee and along with Kevin Long, the Company’s Global Head of Human Resources, coordinates the preparation of meeting and research materials for Mr. Harris and the CN Committee. Mr. Long develops recommendations to the CN Committee as well as the Chairman of the Board and Lead Director regarding the CEO’s compensation. He is also responsible for providing such individuals with sufficient information, including reports on the market practices of peer companies, to enable them to review and recommend to the Board structures, levels and targets for the CEO’s compensation.

Compensation and Nominating Committee Report

The CN Committee of the Board has reviewed and discussed the Compensation Discussion and Analysis disclosure required by Item 402(b) of Regulation S-K of the 1934 Act with management and, based on such review and discussions, the CN Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

~~April 2~~March 31,
2010

Morgan W. Davis (Chair)
J. Roderick Heller III
John F. Shettle, Jr.
Candace L. Straight

Compensation Committee Interlocks and Insider Participation

No member of the CN Committee has served as an officer or employee of the Company during 2009 and the Board notes no relationship that would impair the independence of any director who served as a member of the CN Committee during 2009.

Amounts Payable Upon Retirement

None of our Named Executive Officers are entitled to any retirement benefits beyond those generally provided to our salaried employees on a non-discriminatory basis upon retirement or upon non-renewal of their service agreements, with the exception of Messrs. Harris and Busher, who, if they remain an active member of the Board following retirement, are entitled to a continuation of their current medical benefits at the Company’s expense (representing a current annual value of $16,461 for Mr. Harris and $7,262 for Mr. Busher) and their ongoing service on the Board shall be considered continued employment for purposes of their outstanding LTIP awards.

Employment and Other Agreements

On November 20, 2007, the Board approved a new two-year service agreement between the Company and Mr. Taylor, which became effective January 1, 2008. The new agreement permitted Mr. Taylor to relinquish the role of CEO to Mr. Harris on June 30, 2008, at which time he assumed the role of Executive Chairman. The new service agreement provided for Mr. Taylor’s annual base salary to be $975,000 while serving as CEO and $650,000 while serving as Executive Chairman. Following expiration of his service agreement on December 31, 2009, Mr. Taylor continues to serve as Chairman of our Board in a non-executive capacity.

During 2008, Messrs. Harris, Paquette and Busher were promoted to the roles of President and CEO, EVP and CFO, and Head of European Operations, respectively, and each entered into new service agreements with the Company which provided for increases in their annual base salaries and, in the case of Messrs. Harris and Busher, one-time awards of RSUs. Messrs. Harris’ and Busher’s new service agreements are for three-year terms ending on June 30, 2011 (and are renewable thereafter by agreement between the parties) and Mr. Paquette’s new service agreement shall continue until terminated in accordance with its terms.

Mr. Kott has also entered into a service agreement with the Company. Mr. Kott’s service agreement is for a five-year term ending May 12, 2012 (and is renewable thereafter by agreement between the parties).

The service agreements of Messrs. Paquette, Busher and Kott are terminable upon twelve-months’ written notice by the Company and upon six-months’ written notice by the executive.

The principal terms and conditions of the service agreements of our Named Executive Officers have been further illustrated herein under “Potential Payments Upon Termination of Employment or Change in Control.”

PROPOSAL 2

ELECTION OF DESIGNATED COMPANY DIRECTORS OF MONTPELIER RE

We conduct business through our wholly-owned Bermuda operating subsidiary, Montpelier Re. Bye-law 85 of the Company’s Bye-Laws provides that the board of directors of Montpelier Re shall consist of persons who first have been elected as designated company directors by a resolution at the Annual General Meeting of Shareholders. The Board must then vote all common shares of Montpelier Re to elect such designated company directors as Montpelier Re directors. The Company’s Bye-law provisions with respect to the removal of designated company directors operate similarly. The Bye-Laws of Montpelier Re provide that the only persons eligible to be elected as Montpelier Re’s directors are those persons who first have been elected by the Shareholders of the Company as designated company directors in accordance with the Company’s Bye-Laws (including any limitation on voting rights).

Proposal No. 2 calls for the election of Messrs. Harris, Taylor, Busher and David S. Sinnott as designated company directors for election to the board of directors of Montpelier Re. Messrs. Harris, Taylor, Busher and Sinnott will not receive any compensation for their services as directors of Montpelier Re.

Mr. Sinnott, age 48, currently serves as the Company’s and Montpelier Re’s Chief Underwriting Officer and EVP. He joined Montpelier Re in 2002 as a Senior Underwriter and became Montpelier Re’s Chief Reinsurance Officer in 2006. Biographical information relating to Messrs. Harris, Taylor and Busher is presented under “Proposal 1 — Approval of a Twelve Member Board and Election of Directors.”

THE BOARD RECOMMENDS VOTING “FOR” PROPOSAL 2 WHICH CALLS FOR THE ELECTION OF EACH OF THE NOMINEES AS DESIGNATED COMPANY DIRECTORS OF MONTPELIER RE.

PROPOSAL ~~3~~S 3A, 3B, 3C

ADOPTION OF AMENDED AND RESTATED BYE-LAWS

The Board unanimously determined at its meeting held on March 5, 2010, that it is in the interests of the Company and its Shareholders to make certain amendments to our Second Amended and Restated Bye-Laws (which we refer to as the “Current Bye- Laws” ~~in this~~within Proposal ~~3~~s 3A, 3B, 3C). As such, the Board approved, and recommends that the Shareholders approve, the adoption of the amendments to our Amended and Restated Bye-Laws (which we refer to as the “Amended Bye-Laws” ~~in this~~within Proposal ~~3~~s 3A, 3B, 3C). The complete Amended Bye-Laws are included as Appendix B to the Proxy Statement and the following summary of the material terms and conditions of each of the amendments is qualified in its entirety by reference to them.

Under Section 13 of the Bermuda Companies Act of 1981 (the “Companies Act”) and Bye-Law 91 and Bye-Law 44 of the Current Bye-Laws, the ~~adoption of~~amendments to the ~~Amended~~Current Bye-Laws described below requires approval by the affirmative vote of a majority of the votes cast by Shareholders present in person or by proxy at the 2010 Annual Meeting, except that the amendment described under ~~Provision Three~~Proposal 3C: “Reduction in Subsidiary Board Elections” requires approval by the affirmative vote of at least two- thirds of the total number of ~~shares~~Common Shares entitled to vote at the 2010 Annual Meeting.

~~•                  If this proposal receives the affirmative vote of at least two thirds of the total number of shares entitled to vote at the 2010 Annual Meeting, the Amended Bye-Laws will be adopted in their entirety.~~

~~•                  If this proposal does not receive the affirmative vote of at least two thirds of the total number of shares entitled to vote at the 2010 Annual Meeting, but receives the affirmative vote of a majority of the votes cast, then the Amended Bye-Laws will be adopted without giving effect to Provision Three~~    Shareholders will vote separately on each of the three proposals described below (Proposals 3A through 3C) to amend and restate the Current Bye-Laws.

The adoption of each of these amendments to the Current Bye-Laws is not conditioned on the approval of any of the other Proposals 3A through 3C.

If approved by the Shareholders, the Amended Bye-Laws will become effective at the conclusion of the 2010 Annual Meeting. Shareholders are urged to carefully review Appendix B.

Background and Reasons for the Amendments to the Bye-Laws

The Board recently undertook a review of the Current Bye-Laws to determine whether changes were appropriate to more closely align the Current Bye-Laws in certain respects with those of other Bermudian reinsurance companies and other large U.S. publicly- traded companies.

As a result of this review, the Board determined that the Amended Bye-Laws should include the ~~provisions~~proposals detailed below.

~~P rovision One~~Proposal 3A: Advance Notice

The Current Bye-Laws do not give any procedural guidance to Shareholders who wish to nominate Directors or otherwise propose business at general meetings. Although the Board currently has an advance-notice policy, the Board has determined that it is customary and more appropriate for such a policy to be reflected in the Bye-Laws. In the case of nominations or other proposals to be brought before the annual general meeting, the Amended Bye-Laws provide that Shareholders shall give notice of such proposals between 90 and 120 days prior to the first anniversary of the preceding annual general meeting. In the event that the date of the annual meeting is advanced more than 30 days or delayed more than 90 days, such notice shall be given between 120 days prior to the annual general meeting and the later of (i) the 90th day prior to such annual general meeting and (ii) the 10th day following the public announcement of the annual general meeting. In the case of a nomination to be brought before a special general meeting, Shareholders shall give notice of such nomination between 90 and 120 days prior to the date of the special general meeting or, if later, within 10 days of the notice of such special general meeting. Shareholders who submit nominations or other proposals must also provide certain information with regard to their economic and other interests. Shareholders who wish to convene a special general meeting as provided by the Companies Act must also provide certain information with regard to their economic and other interests.

Providing for 90 to 120 days advance notice of Shareholder nominations or other proposals to be brought at an annual or special general meeting provides clarity to the submitting Shareholders on how to properly submit a nomination or proposal. This benefits all Shareholders by enabling the Company to take appropriate steps to evaluate the nomination or proposal so that the Board can properly advise the Shareholders on its purpose. The information provided by the submitting Shareholder will aid the Company in giving all Shareholders information necessary to review the proposal, and will allow the Company to determine that the Shareholders’ motives are aligned with the Company’s interests. In addition, it will provide a consistent basis upon which any Shareholder may submit a proposal or nomination.

~~Provision Two~~THE BOARD RECOMMENDS VOTING “FOR” PROPOSAL 3A: ADVANCE NOTICE.

Proposal 3B: Limits on Board Size

The Current Bye-Laws do not set a maximum limit on the number of Directors that may sit on the Board and do not permit the Board to change the number of Directors that constitute the Board. In order to provide the Board with the ability to increase the size of the Board when it determines that it is prudent to add one or more Directors, or to reduce the size of the Board in the case of a Board vacancy, the Amended Bye-Laws provide that the Board shall have the authority, by resolution, to change the number of Directors that constitute the Board. The Amended Bye-Laws also provide that the Board shall have no fewer than 5 and no more than 15 members and that the size of the Board, subject to these limits, shall be determined by either resolution of the Board or by Shareholders at a general meeting. The Board, as it does from time to time, is currently considering whether it would be appropriate to increase the size of the Board and may determine to add one or more directors to the Board if a suitable candidate is identified and willing to serve.

~~Provision Three~~

THE BOARD RECOMMENDS VOTING “FOR” PROPOSAL 3B: LIMITS ON BOARD SIZE

Proposal 3C: Reduction in Subsidiary Board Elections

Bye-Law 85 of the Current Bye-Laws requires that Shareholders vote in annual elections for the Directors of Montpelier Reinsurance Ltd. and, under certain circumstances, other of our subsidiaries. The purpose of this subsidiary voting provision is to prevent certain non-U.S. subsidiaries from being deemed “controlled foreign corporations” under the United States Internal Revenue Code, a designation that would create adverse tax consequences for large shareholders. However, the scope of the current subsidiary voting provision exceeds its purpose, as it requires Shareholders to elect Directors of subsidiaries that are not at risk of being deemed controlled foreign corporations.

The Amended Bye-Laws provide for a Shareholder vote with respect to subsidiary Directors only when such a vote is more likely to be necessary to avoid the adverse tax consequences of the controlled foreign corporation rules. The effect of this amendment will be to remove the need for Shareholders to vote in subsidiary Board elections when such voting benefits neither the Company nor Shareholders, without compromising the Company’s position that tax liability should not accrue to U.S. Shareholders under the foreign controlled corporation rules.

Because of the important function that Bye-Law 85 serves in protecting large shareholders from adverse tax consequences, changes to Bye-Law 85 require the supermajority shareholder approval described above. If the proposed changes are adopted, Bye- Law 85 will continue to provide tax protection to our large shareholders, consistent with the Company’s intention.

THE BOARD RECOMMENDS VOTING “FOR” PROPOSAL 3 ~~WHICH CALLS FOR THE ADOPTION OF THE AMENDED AND RESTATED BYE-LAWS.~~C: REDUCTION IN SUBSIDIARY BOARD ELECTIONS

PROPOSAL 4

APPOINTMENT OF INDEPENDENT AUDITOR

On March 5, 2010, upon recommendation of the Audit Committee, the Board unanimously selected, subject to approval of the Company’s Shareholders, PricewaterhouseCoopers, an independent registered public accounting firm, to continue to serve as the Independent Auditor of the Company and its subsidiaries for the year ending December 31, 2010. In addition to this appointment, Shareholders are being asked to authorize the Board, acting by the Company’s Audit Committee, to set the remuneration for PricewaterhouseCoopers for the year ending December 31, 2010. PricewaterhouseCoopers has served as the Company’s Auditor since the Company’s inception.

A representative of PricewaterhouseCoopers is expected to be present at the 2010 Annual Meeting and will have the opportunity to make statements and to respond to appropriate questions.

Professional Fees Billed to the Company

The following table presents fees billed for professional services rendered by PricewaterhouseCoopers during 2009 and 2008. The Audit Committee has considered whether the provision of non-audit services by PricewaterhouseCoopers is compatible with maintaining its independence with respect to the Company and has determined that the provision of the specified non-audit services is consistent and compatible with PricewaterhouseCoopers maintaining its independence.

The policy of the Audit Committee is to pre-approve all audit and permissible non-audit services to be performed by the independent registered public accounting firm during the year, and, pursuant to this policy, the Audit Committee pre-approved all (100%) of such services for the year ended December 31, 2009. The Audit Committee pre-approves services by authorizing specific projects within the categories outlined below, subject to the budget for each category. The Audit Committee Charter permits the Audit Committee to delegate authority to one or more members including the Chair, when appropriate, with respect to granting pre- approvals of audit and permitted non-audit services, provided that decisions of such members to grant pre-approvals must be presented to, and ratified by, the full Audit Committee at its next scheduled meeting.

2011 SHAREHOLDER PROPOSALS

To be considered for inclusion in the Proxy Statement relating to the 2011 Annual General Meeting of Shareholders, Shareholder proposals must be received by the Company no later than December ~~3~~1, 2010, unless the Company changes the date of the 2011 Annual General Meeting of Shareholders by more than thirty days from the date of this year’s meeting, in which case the Company will provide a revised deadline in one of the Company’s Quarterly Reports on Form 10-Q. If a Shareholder proposal is introduced at the 2011 Annual General Meeting of Shareholders without any discussion of the proposal in the Company’s Proxy Statement and the Shareholder does not notify the Company by February 1~~6~~4, 2011 as required by Rule 14a-4(c)(1) of the 1934 Act of the intent to raise such proposal at the Annual General Meeting, then such proxies received by the Company for the 2011 Annual General Meeting of Shareholders will be voted by the persons named as such proxies in their discretion with respect to such proposal.

By Order of the Board,

/s/ Jonathan B. Kim
Jonathan B. Kim
Secretary
Pembroke, Bermuda
~~April 2~~March 31, 2010

The 2009 Annual Report to Shareholders of the Company, including our financial statements for the year ended December 31, 2009, is being mailed concurrently with this Proxy Statement. The Annual Report does not form any part of the material for the solicitation of proxies. Upon written request of a Shareholder, we will furnish, without charge, a copy of the Company’s Annual Report on Form 10-K, as filed with the SEC. If you would like a copy of this report, please contact Montpelier Re Holdings Ltd., Montpelier House, 94 Pitts Bay Road, Pembroke HM 08, Bermuda, Attn: Corporate Affairs Manager. The Company’s Proxy Statement, Annual Report, Form 10-K and other proxy materials are also available at https://materials.proxyvote.com/G62185, http://www.sec.gov and http://www.montpelierre.bm. Information contained on such websites is not incorporated in this Proxy Statement.

NOTICE OF 2010 ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Our Shareholders:

The 2010 Annual Meeting of Montpelier Re Holdings Ltd. (the “Company”) will be held at the offices of the Company, Montpelier House, 94 Pitts Bay Road, Pembroke HM 08, Bermuda on May 19, 2010, at 10:30 a.m. Atlantic Daylight Time for the following purposes:

1.                                       To fix the number of directors of the Company at twelve and to elect one Class A director and four Class B directors to the Company’s Board of Directors to a term expiring in 2012 and 2013, respectively,

2.                                       To elect the designated company directors of Montpelier Reinsurance Ltd., a wholly-owned reinsurance company organized under the laws of Bermuda,

3.                                       To approve three proposals amending and restating the Company’s Amended and Restated Bye-Laws, each of which, if adopted, would go into effect from the conclusion of the 2010 Annual Meeting,

4.                                       To appoint PricewaterhouseCoopers, an independent registered public accounting firm, as the Company’s independent auditor for 2010 and to authorize the Company’s Board, acting by the Company’s Audit Committee, to set their remuneration, and

5.                                       To consider such other business as may properly come before the 2010 Annual Meeting or any adjournments thereof.

The Company’s audited financial statements as of and for the year ended December 31, 2009, as approved by the Company’s Board, will be presented at the 2010 Annual Meeting, pursuant to the provisions of the Bermuda Companies Act 1981 and the Company’s Bye-Laws.

The close of business on March 31, 2010 has been fixed as the record date for determining the Shareholders entitled to notice of and to vote at the 2010 Annual Meeting or any adjournments thereof.  For a period of at least 10 days prior to the 2010 Annual Meeting, a complete list of Shareholders entitled to vote at the 2010 Annual Meeting will be open for examination by any shareholder during ordinary business hours at the offices of the Company at Montpelier House, 94 Pitts Bay Road, Pembroke HM 08, Bermuda.

MONTPELIER RE HOLDINGS LTD.

PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

FOR THE 2010 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD MAY 19, 2010

The undersigned appoints Thomas G.S. Busher or failing him any other officer of Montpelier Re Holdings Ltd. as proxy, to vote on behalf of the undersigned, all Common Shares of the undersigned at the 2010 Annual Meeting to be held May 19, 2010, and at any adjournment thereof, subject to any directions indicated below.

To fix the number of directors of the Company at twelve and to elect one Class A director and four Class B directors to the Company’s Board of Directors to a term expiring in 2012 and 2013, respectively:

(01)    John G. Bruton, (02) John F. Shettle, Jr., (03) Morgan W. Davis, (04) Thomas G. S. Busher, (05) Heinrich Burgi

To elect the designated company directors of Montpelier Reinsurance Ltd., a wholly-owned reinsurance company organized under the laws of Bermuda:

(01)    Anthony Taylor, (02) Thomas G.S. Busher, (03) Christopher L. Harris, (04) David S. Sinnott

To approve three proposals amending and restating the Company’s Amended and Restated Bye-Laws, each of which, if adopted, would go into effect from the conclusion of the 2010 Annual Meeting.

To appoint PricewaterhouseCoopers, an independent registered public accounting firm, as the Company’s independent auditor for 2010 and to authorize the Company’s Board of Directors, acting by the Company’s Audit Committee, to set their remuneration.

Your vote is important!  Please complete, date, sign and return this form to Proxy Services, c/o Computershare, P.O. Box 43102, Providence, RI 02940-5068 in the accompanying envelope, which does not require postage if mailed in the United States.

This proxy when properly signed will be voted in accordance with the instructions, if any, given hereon.  If this form of proxy is properly signed and returned but no direction is given, the proxy will be voted FOR each proposal listed on the reverse side and in accordance with the proxyholder’s best judgment as to any other business as may properly come before the 2010 Annual Meeting.

HAS YOUR ADDRESS CHANGED?	DO YOU HAVE ANY COMMENTS?

DETACH HERE IF YOU ARE RETURNING YOUR PROXY CARD BY MAIL

Please mark

☒	votes as in

this example.

The Board of Directors recommends a vote “FOR” the proposals listed below.

		FOR	AGAINST	ABSTAIN

1.	Approval of a Twelve Member Board and Election of Directors.

John G. Bruton		☐	☐	☐
John F. Shettle, Jr.		☐	☐	☐
Morgan W. Davis		☐	☐	☐
Thomas G. S. Busher		☐	☐	☐
Heinrich Burgi		☐	☐	☐

2.	Election of Designated Company Directors for Montpelier Re.

Anthony Taylor		☐	☐	☐
Thomas G. S. Busher		☐	☐	☐
Christopher L. Harris		☐	☐	☐
David S. Sinnott		☐	☐	☐

3A.	To approve advance notice provisions in our Bye-Laws.	☐	☐	☐

3B.	To approve limits on our Board size in our Bye-Laws.	☐	☐	☐

3C.	To approve reductions in subsidiary board elections in our Bye-Laws.	☐	☐	☐

4.

To appoint PricewaterhouseCoopers, an independent registered public accounting firm, as the Company’s independent auditor for 2010 and to authorize the Company’s Board, acting by the Company’s Audit Committee, to set their remuneration.

		☐	☐	☐

5.	To consider such other business as may properly come before the 2010 Annual Meeting and any adjournments thereof.

The signer hereby revokes all proxies heretofore given by the signer to vote at said meeting or any adjournment thereof. Please sign exactly as name appears hereon.  Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

Signature:	Date:	Signature:	Date: